Article B

Dietary Supplements: Safe, Beneficial and Regulated
Source: http://www.crnusa.org/pdfs/CRNLegQA0505.pdf

Q. Who is the dietary supplement industry?

A. In the U.S., the dietary supplement industry is a $20 billion industry. According to the most recent statistics from the Food and Drug Administration (FDA), there are 29,000 dietary supplement products on the market, up from 25,000 in 1993. Dietary supplement products include vitamins, minerals, botanicals, sports nutrition supplements, weight management products, and specialty supplements. These products are intended to be used as supplements to, not substitutes for, a well-balanced diet and a healthy lifestyle. When used properly, they help promote overall good health and prevent disease. More than 150 million Americans take dietary supplements annually.

Q. Is the dietary supplement industry regulated?

A. Yes. The dietary supplement industry is regulated by FDA and the Federal Trade Commission (FTC), as well as by government agencies in each of the 50 states. The FDA has regulatory authority under the Dietary Supplement Health and Education Act (DSHEA), a 1994 amendment to the Federal Food, Drug and Cosmetic Act that was passed by unanimous consent in both the House and Senate.

Q. Why do some people say the industry is unregulated?

A. When critics say dietary supplements are “unregulated,” what they generally mean is that dietary supplements are not regulated like drugs. Dietary supplements have always been regulated as a category of food in this country, and DSHEA did not change that fact. Virtually all facets of dietary supplement manufacturing, labeling and marketing are covered by extensive regulations issued and enforced by FDA and FTC. If dietary supplements were regulated like drugs, there would likely be no dietary supplement industry and the products that did exist would cost what drugs cost.

Q. Is it true that before DSHEA was passed, FDA had pre-market approval authority?

A. No. FDA never had pre-market approval over dietary supplements, and DSHEA did not change that fact. Under the law, dietary supplements marketed in the U.S. before passage of DSHEA are “grandfathered” and assumed to have a history of safe use. If a supplement manufacturer wants to introduce a new ingredient, it must provide FDA with 75 days notice, along with safety information. If FDA has any concerns about the ingredient or submitted safety profile, the agency can request more information or deny the product’s entry into the marketplace. Since the passage of DSHEA, FDA has turned down about half of the New Dietary Ingredient notifications filed.

Q. Without pre-market approval, how do we know these products are safe?

A. Pre-market approval is not a guarantee of safety as witnessed by those drug products that have been approved by FDA, only to be later recalled due to safety concerns. Like food products, dietary supplements do not undergo pre-market approval, but that does not mean that companies don’t do testing, or that products are unsafe. There are provisions under DSHEA that help protect consumers from potentially unsafe products. But, the overwhelming majority of dietary supplements are safely used by 150 million Americans annually.

Q. What did DSHEA do?

A. DSHEA specifically reaffirmed the status of dietary supplements as a category of food and created a specific definition for dietary supplements. Further, DSHEA provided FDA with additional enforcement authority, including the ability to remove from the market products the agency deems unsafe through: 1) an “imminent hazard” clause which permits FDA to immediately remove a product it considers to present an immediate safety concern and 2) a “significant or unreasonable risk” clause that allows removal of a product considered to pose an unacceptable risk of illness or injury.

Q. Shouldn’t companies have to abide by Good Manufacturing Practices (GMPs)?

A. Absolutely. Companies are required to abide by food GMPs while FDA finalizes its rule for GMPs specific to dietary supplements. Responsible companies do abide by GMPs - and many observe procedures which go above and beyond what the current GMPs require. Responsible companies in the industry fully support the need for the final GMP rule in order to create a level playing field for companies across the board and help increase consumer confidence in these products. FDA anticipates the final rule will be issued this year and as far as industry is concerned, the sooner, the better.

Q. What is CRN’s position on reporting of adverse events?

A. CRN supports legislation for mandatory reporting of serious adverse events on a Federal level, allowing for industry involvement in developing a system that provides meaningful information while not inappropriately overburdening FDA or manufacturers. In addition, CRN is continuing to work with and encourage its members to explore ways to improve the industry’s overall management of adverse event reports.

Q. Is DSHEA a good law?

A. Yes. DSHEA provides an appropriate framework for regulating the dietary supplement industry - as long as it is enforced. In the past several years, FDA has actively engaged in more vigorous implementation of DSHEA and stronger enforcement actions - these efforts are encouraged and supported by the mainstream dietary supplement industry. Even top officials at FDA have stated they are not asking Congress to change the law, noting they have adequate authority to remove unsafe supplements from the market. DSHEA provides FDA with appropriate regulatory authority while still allowing consumers to have the desired access to a wide variety of affordable, high quality, safe and beneficial dietary supplement products.

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